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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lemonade, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on December 31, 2020

CIK No. 0001691421

Ladies and Gentleman:

In connection with the Draft Registration Statement on Form S-1 submitted by Lemonade, Inc. (the “Company”) on a confidential basis pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission on the date hereof, on behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461.

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe

of LATHAM & WATKINS LLP

December 31, 2020

cc:	(via email)

Daniel Schreiber, Chief Executive Officer, Lemonade, Inc.

Tim Bixby, Chief Financial Officer, Lemonade, Inc.

Dennis Monaghan, Esq., General Counsel, Lemonade, Inc.

Rachel W. Sheridan, Esq., Latham & Watkins LLP

Colin Diamond, Esq., White & Case LLP

Era Anagnosti, Esq., White & Case LLP